REED SMITH LLP	Reed Smith LLP Princeton Forrestal Village 136 Main Street - Suite 250 Princeton, NJ 08540-7839 +1 609 987 0050 Fax +1 609 951 0824
Edward P. Bromley III Direct Phone: +1 609 514 8544 Email: ebromley@reedsmith.com

November 30, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Inspire Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Inspire Pharmaceuticals, Inc., we are submitting for filing under the Securities Act of 1933, as amended, the Company’s registration statement on Form S-3 (the “Registration Statement”) with respect to the resale of up to 14,018,600 shares of the Company’s common stock which were issued to an investor pursuant to a private placement completed on July 20, 2007.

Please note that the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in the Registration Statement, was filed by direct transmission to the Securities and Exchange Commission’s EDGAR system on March 16, 2007. Please also be aware that the Company currently has three pending requests for confidential treatment that have not been acted upon. A request for confidential treatment was submitted on May 10, 2007 in connection with the quarterly report on Form 10-Q for the quarter ended March 31, 2007, a second request for confidential treatment was submitted on August 9, 2007, in connection with the quarterly report on Form 10-Q for the quarter ended June 30, 2007, and a third request for confidential treatment was submitted on November 8, 2007 in connection with the quarterly report on Form 10-Q for the quarter ended September 30, 2007.

The registration fee of $2,199.20 associated with the Registration Statement has been reduced by $1,765.82 previously paid by the Company with respect to the remaining unsold shares associated with the Company’s registration statement on Form S-3 (Registration No. 333-114517). In addition, the Commission has informed the Company that the remaining portion of the registration fee shall be paid from the existing balance reserved under the Company’s CIK number.

Very truly yours,

/s/ Edward P. Bromley III
Edward P. Bromley III, Esq.

Enclosure

cc:	Joseph M. Spagnardi, Senior V.P.

and General Counsel

NEW YORK • LONDON • CHICAGO • PARIS • LOS ANGELES • WASHINGTON, D.C. • SAN FRANCISCO

• PHILADELPHIA • PITTSBURGH • OAKLAND

MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • BIRMINGHAM • DUBAI

• CENTURY CITY • RICHMOND • GREECE

Patrick E. Bradley • Office Administrative Partner • A Limited Liability Partnership formed in the State of Delaware

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